SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Pulmatrix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74584P103

(CUSIP Number)

Paul A. Stone

5AM Partners, LLC

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Darren DeStefano

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190-5656

(703) 456-8034

March 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74584P103		13D

1.	Names of Reporting Person I.R.S. Identification No. of above persons (entities only) 5AM Ventures, LLC (“Ventures”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
251,188 shares, except that 5AM Partners, LLC (“Partners”), the manager of Ventures, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”) and Andrew Schwab (“Schwab”), the managing directors of Partners, may be deemed to have shared power to vote these shares.  Dr. Scott Rocklage (“Rocklage”) is a director of and owns an interest in Partners and also may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7

9.

Sole Dispositive Power
251,188 shares, except that Partners, the manager of Ventures, may be deemed to have sole dispositive power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to dispose of these shares.  Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 1.41%

14.	Type of Reporting Person OO

CUSIP No. 74584P103		13D

1.	Names of Reporting Person I.R.S. Identification No. of above persons (entities only) 5AM Co-Investors, LLC (“Co-Investors”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
35,839 shares, except that Partners, the manager of Co-Investors, may be deemed to have sole voting power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to vote these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7

9.

Sole Dispositive Power
35,839 shares, except that Partners, the manager of Co-Investors, may be deemed to have sole dispositive power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to dispose of these shares.  Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.20%

14.	Type of Reporting Person OO

CUSIP No. 74584P103		13D

1.	Names of Reporting Person I.R.S. Identification No. of above persons (entities only) 5AM Partners, LLC (“Partners”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
287,027 shares, all of which are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to vote these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7

9.

Sole Dispositive Power
287,027 shares, all of which are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to dispose of these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 1.61%

14.	Type of Reporting Person OO

CUSIP No. 74584P103		13D

1.	Names of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Dr. John Diekman (“Diekman”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power
287,027 shares, all of which are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Diekman, a managing director of Partners, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power -0-

10.

Shared Dispositive Power
287,027 shares, all of which are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Diekman, a managing director of Partners, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 1.61%

14.	Type of Reporting Person IN

CUSIP No. 74584P103		13D

1.	Names of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Andrew Schwab (“Schwab”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power
287,027 shares, all of which are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Schwab, a managing director of Partners, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power -0-

10.

Shared Dispositive Power
287,027 shares, all of which are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Schwab, a managing director of Partners, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 1.61%

14.	Type of Reporting Person IN

CUSIP No. 74584P103		13D

1.	Names of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Dr. Scott Rocklage (“Rocklage”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power
297,250 shares, of which 10,223 shares are owned directly by Rocklage (all of which are options to purchase shares of Common Stock exercisable within 60 days of this Schedule 13D) and 287,027 shares are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Rocklage, a director of Partners who owns an interest in Partners, may be deemed to have shared power to vote the shares owned directly by Ventures and Co-Investors.

	9.	Sole Dispositive Power -0-

10.

Shared Dispositive Power
297,250 shares, of which 10,223 shares are owned directly by Rocklage (all of which are options to purchase shares of Common Stock exercisable within 60 days of the date of this Schedule 13D) and 287,027 shares are owned directly by Ventures and Co-Investors.  Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Rocklage, a director of Partners who owns an interest in Partners, may be deemed to have shared power to dispose of the shares owned directly by Ventures and Co-Investors.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 1.67%

14.	Type of Reporting Person IN

CUSIP No. 74584P103	13D

Statement on Schedule 13D

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on June 25, 2015 (the “Original Schedule 13D”) and is being filed by 5AM Ventures, LLC (“Ventures”), a Delaware limited liability company, 5AM Co-Investors, LLC (“Co-Investors”), a Delaware limited liability company, 5AM Partners, LLC (“Partners”) Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage” and collectively with Ventures, Co-Investors, Partners, Diekman and Schwab, “Reporting Persons”). Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.                        INTEREST IN SECURITIES OF THE ISSUER.

(a,b)                 Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.  The percentage listed in Row 13 for each Reporting Person was calculated based upon 17,830,679 shares of Common Stock outstanding as of February 28, 2017 and reported on the Company’s 10-K filed on March 10, 2017.

(c)                              Ventures and Co-Investors sold 140,231 and 19,769 shares of Common Stock, respectively, on March 14, 2017 at an average per share price of $2.9007.

Ventures and Co-Investors sold 238,831 and 33,669 shares of Common Stock, respectively, on March 15, 2017 at an average per share price of $2.6070.

Ventures and Co-Investors sold 561,904 and 79,596 shares of Common Stock, respectively, on March 16, 2017 at an average per share price of $2.4288.

Each of the foregoing sales was effected as an open market transaction on the NASDAQ National Market.

(d)                                 Under certain circumstances set forth in the operating or other agreements of Ventures and Co-Investors, the manager and members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a member.

(e)                                  The Reporting Persons ceased to beneficially own more than five percent of the Common Stock as of July 16, 2014.

CUSIP No. 74584P103	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2017

5AM Ventures, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Co-Investors, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Partners, LLC

By:	/s/ Andrew Schwab
Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing

CUSIP No. 29428P107	13D

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Pulmatrix, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: March 28, 2017

5AM Ventures, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Co-Investors, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Partners, LLC

By:	/s/ Andrew Schwab
Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage